                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G




                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*


                              Pharmos Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   717139208
--------------------------------------------------------------------------------
                                (CUSIP Number)

                               October 28, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires filing of this Statement)

Check the appropriate box to delegate the rule pursuant to which the
Schedule is filed:

           [_] Rule 13d-1(b)

           [X] Rule 13d-1(c)

           [_] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 11 pages

-------------------------                              ----------------------
CUSIP NO. 717139208                   13G               PAGE 2 OF 11 PAGES
          ---------                                          -    --
-------------------------                              ----------------------

------------------------------------------------------------------------------
      NAME(S) OF REPORTING PERSON(S)
 1    S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

      Agis Industries (1983) Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Israel

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,871,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,871,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,871,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      4.79%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 2 of 11 Pages

-------------------------                              ----------------------
CUSIP NO. 717139208                13G                  PAGE 3 OF 11 PAGES
          ---------                                          -    --
-------------------------                              ----------------------

------------------------------------------------------------------------------
      NAME(S) OF REPORTING PERSON(S)
 1    S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

      Arkin Properties Ltd.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Israel

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,871,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,871,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,871,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      4.79%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 3 of 11 Pages

-------------------------                              ----------------------
CUSIP NO. 717139208                13G                  PAGE 4 OF 11 PAGES
          ---------                                          -    --
-------------------------                              ----------------------

------------------------------------------------------------------------------
      NAME(S) OF REPORTING PERSON(S)
 1    S.S. OR I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S)

      Moshe Arkin

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Israel

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            61,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          1,879,850
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             61,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          1,879,850
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,940,850
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      4.97%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 4 of 11 Pages

Item 1(a)  Name of Issuer
           --------------

           Pharmos Corporation ("Pharmos")

Item 1(b)  Address of Issuer's Principal Executive Offices
           -----------------------------------------------

           33 Wood Avenue South, Suite 466
           Iselin, New Jersey 08830

Item 2(a)  Name of Person Filing
           ---------------------

           This filing is being made on behalf of Moshe Arkin
           (the "Reporting Person").

Item 2(b)  Address of Principal Business Office or, if none, Residence
           -----------------------------------------------------------

           29, Lehi Street, 51200 Bnei-Brak, Israel.

Item 2(c)  State of Organization/Citizenship
           ---------------------------------

           Moshe Arkin is an Israeli citizen.

Item 2(d)  Title of Class of Securities
           ----------------------------

           Common Stock

Item 2(e)  CUSIP Number
           ------------

           717139208

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a

                            Not applicable.

           (a)  [ ]  Broker or Dealer registered under Section 15 of the Act

           (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act

           (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act

           (d) [ ] Investment Company registered under Section 8 of the Investment Company Act

           (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940



                              Page 5 of 11 pages

           (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see (S)240.13d-1(b)(1)(ii)(F)

           (g)  [ ]  Parent Holding Company, in accordance with
                     (S)240.13d-1(b)(1)(ii)(G)

           (h)  [ ]  Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)

Item 4.    Ownership
           ---------

           (a), (b) and (c): Vesteck Ltd. ("Vestek") owns directly an aggregate of 1,730,000 shares of Common Stock, or 4.43% of Pharmos' outstanding stock. Vesteck shares voting and dispositive power over these shares. Vestek is a wholly owned subsidiary of Agis Commercial Agencies (1989) Ltd. which, in turn, is a wholly owned subsidiary of Agis Industries (1983) Ltd. ("Agis"). Agis owns directly an aggregate of 141,000 shares of Common Stock, or .36% of Pharmos' outstanding stock and, directly and indirectly, an aggregate of 1,871,000 shares of Common Stock, or 4.79% of Pharmos' outstanding stock. Agis shares voting and dispositive power over these shares.

           As a 44% stockholder in Agis, Arkin Properties Ltd. ("Arkin Properties") may be deemed to be the beneficial owner of the Common Stock held by Vesteck and Agis. In the aggregate, Arkin Properties may be deemed to share voting and dispositive power over 1,871,000 shares of Common Stock, or 4.79% of Pharmos' outstanding stock.

           Arkin Real Estate Holdings (1961) Ltd. ("Arkin RE Holdings") owns directly an aggregate of 8,850 shares of Common Stock, or .02% of Pharmos' outstanding stock. Arkin RE Holdings shares voting and dispositive power over these shares.

           Moshe Arkin owns directly an aggregate of 61,000 shares of Common Stock, or .16% of Pharmos' outstanding stock, and has sole voting and dispositive power over these shares. Moshe Arkin owns 71.3% of the stock of each of Arkin Properties and Arkin RE Holdings and may be deemed to share beneficial ownership of, and thus, to share voting and dispositive power over, the Common Stock beneficially owned by each of Vestek, Agis, Arkin Properties and Arkin RE Holdings, in the aggregate 1,879,850 shares of Common Stock, or 4.82% of Pharmos' outstanding stock. Moshe Arkin may be deemed to beneficially own, therefore, 1,940,850 shares of Common Stock, or 4.97% of Pharmos' outstanding stock.

Item 5.    Ownership of Five Percent or Less of a Class
           --------------------------------------------

           [X] The Reporting Persons have not sold any of their shares of Pharmos Common Stock but have ceased to be beneficial owners of more than five percent of the Common Stock of Pharmos as a result of the increase in the Pharmos Common Stock outstanding to 39,040,772 shares, as reported on the Pharmos Form 10-Q for the quarter ended September 30, 1998 filed with the Securities and Exchange Commission on November 11, 1998.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person
           ---------------------------------------------------------------

           See Item 4.


                              Page 6 of 11 pages

Item 7.    Identification and Classification of the Subsidiary Which Acquired
           -------------------------------------------------------------------
           the Security Being Reported on By the Parent Holding Company
           ------------------------------------------------------------

           See Item 4.

Item 8.    Identification and Classification of Members of the Group
           ---------------------------------------------------------

           Not applicable.

Item 9.    Notice of Dissolution of Group
           ------------------------------

           Not applicable.

Item 10.   Certification
           -------------

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                              Page 7 of 11 pages

  Signature
  ---------

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 11, 1998


                                    AGIS INDUSTRIES (1983) LTD.

                                    By:  /s/ Lewis J. Geffen
                                         -------------------------
                                              Moshe Arkin
                                    By:  Lewis J. Geffen, Attorney-in Fact


                                    ARKIN PROPERTIES LTD.

                                    By:  /s/ Lewis J. Geffen
                                         -------------------------
                                              Moshe Arkin
                                    By:  Lewis J. Geffen, Attorney-in Fact


                                    MOSHE ARKIN

                                    By:  /s/ Lewis J. Geffen
                                         -------------------------
                                              Moshe Arkin
                                    By:  Lewis J. Geffen, Attorney-in Fact


                              Page 8 of 11 pages

                            JOINT FILING AGREEMENT


    The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares of Pharmos Corporation, dated December 11, 1998 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of them pursuant to and in accordance with the provisions of Rule 13d-1(k)(iii) under the Securities Exchange Act of 1934.

Dated:   December 11, 1998



                                    AGIS INDUSTRIES (1983) LTD.

                                    By:  /s/ Lewis J. Geffen
                                         -------------------------
                                              Moshe Arkin
                                    By:  Lewis J. Geffen, Attorney-in Fact


                                    ARKIN PROPERTIES LTD.

                                    By:  /s/ Lewis J. Geffen
                                         -------------------------
                                              Moshe Arkin
                                    By:  Lewis J. Geffen, Attorney-in Fact


                                    MOSHE ARKIN

                                    By:  /s/ Lewis J. Geffen
                                         -------------------------
                                              Moshe Arkin
                                    By:  Lewis J. Geffen, Attorney-in Fact


                              Page 9 of 11 pages

                               POWER OF ATTORNEY

  Know all by these presents, that on behalf of Moshe Arkin, Vesteck Ltd., a wholly owned subsidiary of Agis Commercial Agencies (1989) Ltd. ("ACA Ltd.") which is a wholly owned subsidiary of Agis Industries (1983) Ltd. ("AI Ltd."), ACA Ltd., AI Ltd. and Arkin Properties Ltd. (collectively with Moshe Arkin, the "Companies"), the undersigned hereby constitutes and appoints Lewis J. Geffen of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., signing singly, with full power of substitution, the Companies' true and lawful attorney-in-fact to:

     (1) execute for and on behalf of the Companies Schedules 13D or 13G, and amendments thereto, in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Act") and the rules thereunder;

     (2) do and perform any and all acts for and on behalf of the Companies which may be necessary or desirable to complete and execute any such
          Schedule 13D or 13G, or amendments thereto, and timely file such forms with the United States Securities and Exchange Commission and Pharmos Corporation ("Pharmos"); and

     (3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the Companies, it being understood that the documents executed by such attorney-in-fact on behalf of the Companies pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

  The Companies hereby grant to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the Companies might or could do if present directly, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The Companies acknowledge that the foregoing attorney-in-fact, in serving in such capacity at the request of the Companies, is not assuming any of the Companies' responsibilities to comply with Sections 13(d) and 13(g) of the Act.

  This Power of Attorney shall remain in full force and effect until the Companies are no longer required to file Schedules 13D or 13G with respect to the Companies' holdings of, and transactions in, securities issued by Pharmos, unless earlier revoked by the Companies in a signed writing delivered to the foregoing attorney-in-fact.



                             Paqge 10 of 11 pages

IN WITNESS WHEREOF, the Companies have caused this Power of Attorney to be executed this 27th day of October, 1998.


                /s/ Moshe Arkin
       ------------------------------------
                   Signature

                   Moshe Arkin
       ------------------------------------
             Print Name and Titles

       Chairman and CEO, Agis Industries (1983) Ltd.
       Chairman and CEO, Agis Commercial Agencies (1989) Ltd.
       Chairman and CEO, Vesteck Ltd.
       Chairman and CEO, Arkin Properties Ltd.




                              Page 11 of 11 pages